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Exhibit (a)(1)(H)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated November 15, 2005, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Agilent Technologies, Inc. by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager, or by one or more registered brokers or dealers registered under that jurisdiction's laws.

Notice of Offer to Purchase for Cash
Up to 73,000,000 Shares of its Common Stock

(including the associated Preferred Share Purchase Rights issued under the Preferred Stock Rights Agreement)

At a Purchase Price of Not Greater Than $37.00
Nor Less Than $32.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 13, 2005,
UNLESS THE OFFER IS EXTENDED.

        Agilent Technologies, Inc., a Delaware corporation (the "Company"), is offering to purchase for cash up to 73,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share (the "common stock"), including the associated preferred share purchase rights issued under the Preferred Stock Rights Agreement (the "rights") between the Company and the Harris Trust and Savings Bank as Rights Agent, dated as of May 12, 2000, at a price not greater than $37.00 nor less than $32.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer").

        The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the closings of (a) the sale of the Company's Semiconductor Products Group ("SPG"), currently expected to occur on or about December 1, 2005, for gross proceeds of $2.66 billion, subject to adjustment; (b) the sale of the Company's stake in Lumileds Lighting International, B.V. ("Lumileds") to Koninklijke Philips Electronics N.V., currently expected to close by the end of November 2005, for a purchase price payable to the Company of $948.5 million and reimbursement to the Company of approximately $51.5 million in outstanding debt; and (c) the Term Facility of up to $1.0 billion pursuant to the terms and conditions of the Term Commitment Facility Letter as further described in the Offer to Purchase and satisfaction by the Company of all conditions to funding thereunder at least five business days before the expiration of the Offer. Unless the context otherwise requires, all references to "shares" shall refer to the common stock of the Company and shall include the rights; and unless the rights are redeemed prior to the expiration of the Offer, a tender of the shares will constitute a tender of the rights.

        The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors nor the Dealer Manager, the Depositary, or the Information Agent is making any recommendation to the Company's stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Offer. The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Offer.

        In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must either (1) specify that they are willing to sell their shares to the Company at the price determined in the Offer, which will be deemed to be tendered at the minimum price of $32.00 per share (stockholders should understand that this election may lower the purchase price and could result in shares being purchased at the minimum price of $32.00 per share in the Offer) or (2) specify the price, not greater than $37.00 nor less than $32.00 per share, at which they are willing to sell their shares to the Company in the Offer. Stockholders must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

        On the terms and subject to the conditions of the Offer through a modified "Dutch auction" process, the Company will determine the single per share price, not greater than $37.00 nor less than $32.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will look at the prices chosen by stockholders for all of the shares properly tendered. The Company will then select the lowest purchase price (in multiples of $0.25) within the price range specified above that will allow the Company to buy 73,000,000 shares. If fewer shares are properly tendered, the Company will select the price that will allow it to buy all the shares that are properly tendered and not properly withdrawn. All shares the Company acquires in the Offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. The Company will purchase only shares properly tendered at prices at or below the purchase price the Company determines and not properly withdrawn. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered even if stockholders tendered at or below the purchase price if more than the number of shares the Company seeks are properly tendered. Subject to certain limitations and legal requirements, the Company reserves the right to accept for payment, according to the terms and conditions of this Offer, up to an additional 2% of its outstanding shares (or approximately 10,077,043 shares). See Sections 1 and 16.

        The term "Expiration Time" means 12:00 midnight, New York City time, on December 13, 2005, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Time" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

        For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the purchase price, subject to the "odd lot," proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to Computershare, the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the

Depositary's account at the "book-entry transfer facility" (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an "agent's message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

        Upon the terms and subject to the conditions of the Offer, if more than 73,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

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  first, from all holders of "odd lots" of less than 100 shares who properly tender all their shares at or below the purchase price and do not properly withdraw them before the Expiration Time;

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  second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

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  third, only if necessary to permit the Company to purchase 73,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law), to the extent feasible, by random lot from holders who have tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied). To be eligible for purchase by random lot, stockholders who conditionally tender their shares must have tendered all of their shares.

        The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company's expense promptly after the Expiration Time.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder's shares.

        Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time before 12:00 midnight, New York City time, on January 11, 2006, after which time if not repurchased the Company would be required to return your shares. For such withdrawal to be effective, Computershare must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible institution" (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures.

        The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Computershare, as the Depositary, Georgeson Shareholder

Communications Inc., as the Information Agent, Merrill Lynch & Co. as the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        Generally, a U.S. stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders. A non-U.S. stockholder may be subject to withholding at a rate of 30% on payments received pursuant to the Offer. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

        The Company's management and Board of Directors have evaluated the Company's operations, strategy and expectations for the future and believe that, given its business profile following the pending sales of SPG and its stake in Lumileds, its current intention to attempt to spin-off its System-On-Chip (SOC) and Memory Test businesses in 2006 and the recent market prices for its common stock, the Offer is a prudent use of its financial resources. This Offer is part of the Company's previously announced share repurchase program for up to $4.466 billion worth of its common stock. Assuming 73,000,000 shares are repurchased at the maximum price of $37.00 per share in the Offer, the Company will have repurchased a total of $2.99 billion of its common stock pursuant to this program. The Company's management and Board of Directors also considered the restructuring program to reduce its global infrastructure costs by more than $450 million, and infrastructure-related employment by about 1,300 jobs. This reduction may be accomplished by a combination of employee transfers to the divested operations, attrition and other work-force reduction. The Company expects that the restructuring will be largely completed around the middle of fiscal year 2006, and that roughly $200 million of implementation costs associated with the restructuring will be essentially offset by the proceeds of property and other asset sales. The Company believes that its current financial resources, including debt capacity, will allow the Company to fund capital requirements for improving its operations as well as providing appropriate financial flexibility for general corporate purposes. The Company believes that the modified "Dutch Auction" tender offer set forth in the Offer to Purchase represents a mechanism to provide its stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. In addition, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. As a result, the Company's Board of Directors believes that investing in the Company's own shares in this manner is an appropriate use of capital and an efficient means to provide value to its stockholders.

        The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company's stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

        Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Offer is:
Georgeson Shareholder Communications Inc.
17 State Street
10th Floor
New York, NY 10004
Banks and Brokerage Firms, Please Call: (212) 440-9800
Stockholders and All Others Call Toll-free: (888) 293-6903

The Dealer Manager for the Offer is:

Merrill Lynch & Co.
4 World Financial Center
New York, New York 10080
Attn: Equity Capital Markets
Call: (609) 818-8000
Call Toll-free: (877) 653-2948

November 15, 2005

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  Exhibit (a)(1)(H)